Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2015 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2015 (the “2015 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2015 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2015 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2015 Form 18-K.

THE JAMAICAN ECONOMY

Overview

The Jamaican economy expanded by 0.4% in 2014 when compared to 2013. This was mainly the result of an improvement in the external macroeconomic environment, reflected in the continued improvement in tourism and remittance inflows relative to 2013. Jamaica’s nominal GDP in 2014 was J$1,529.4 billion, an increase of 6.9% when compared to 2013. In 2014, Jamaica’s real GDP at basic price was J$735.3 billion, representing an increase of 0.4% when compared to 2013. The tourism industry remains the leading gross earner of foreign exchange for Jamaica. Tourism accounted for 62.0% of gross foreign exchange earnings from the productive sector in 2014, excluding remittance inflows. The United States, Europe and Canada accounted for 62.3%, 20.2% and 8.5%, respectively, of Jamaica’s visitors in 2014.

At March 31, 2015, Jamaica’s domestic debt was J$1,054.9 billion, which excludes government-guaranteed securities. At March 31, 2015, Jamaica’s external debt was U.S.$8,577.5 million, of which 94.5% was denominated in US dollars, 2.5% was denominated in Euro, 0.7% was denominated in Yen, and 1.8% was denominated in Chinese Yuan. At March 31, 2015, Jamaica’s total Public Sector debt to nominal GDP was 129.6%. At May 31, 2015, Jamaica’s domestic debt was J$1,056.7 billion, which excludes government-guaranteed securities. At May 31, 2015, Jamaica’s external debt was U.S.$8,517.1 million, of which 94.6% was denominated in US dollars, 2.4% was denominated in Euro, 0.6% was denominated in Yen, and 1.8% was denominated in Chinese Yuan. For purposes of the Public Sector debt to nominal GDP ratio calculations above, total Public Sector debt is defined as debt of the Central Government, the Bank of Jamaica and external guaranteed debt.

For purposes of Jamaica’s EFF arrangement with the IMF, total debt is defined as debt of the Bank of Jamaica, debt of the Central Government, debt of PetroCaribe Development Fund (“PDF”) (net of any amounts owed by the Central Government to PDF), domestic guaranteed debt and external guaranteed debt (“EFF Debt to GDP”). Jamaica’s EFF Debt to nominal GDP was 136.7% at the end of the 2014/2015 fiscal year, 140.7% at the end of the 2013/2014 fiscal year and 144.9% at the end of the 2012/2013 fiscal year.

The official exchange rate as at June 30, 2015 was J$116.98 per U.S.$1.00, representing a depreciation of 2.03% for the first six months period of 2015.

The Consumer Price Index was 6.4% for the year ended December 31, 2014 and 0.1% for the interim period from January 1, 2015 to May 31, 2015.

Repurchase of PDF Debt

On July 21, 2015, the Government of Jamaica entered into a letter of intent with PDVSA Petróleo, S.A. (“PPSA”), pursuant to which letter of intent PPSA and the Government of Jamaica will enter into an assignment agreement upon the pricing of these notes assigning to the Government of Jamaica a portion of the PDF debt to PPSA for a purchase price of U.S.$1.5 billion. This assignment will close on or shortly after the closing of the notes and the Government of Jamaica will pay for this debt with the use of proceeds from this offering. See “Use of Proceeds.” At the end of the 2014/2015 fiscal year, the EFF Debt to nominal GDP ratio was 136.7% and the total Public Sector debt to nominal GDP ratio was 130.0%. If the assignment of the PDF debt to the Government of Jamaica had occurred at the end of the 2014/2015 fiscal year, the EFF Debt to nominal GDP ratio would have been 126.3% and the total Public Sector debt to nominal GDP would have been 129.3%. If the Government of Jamaica were to cancel all Central Government obligations to PDF at the end of the 2014/2015 fiscal year, the total Public Sector debt to nominal GDP would have been 123.5%.

Economic Developments

As part of Jamaica’s Economic Reform Program (the “ERP”), the Government of Jamaica has continued to focus its investment in, among others, the consolidation of Jamaica as a logistics hub for shipment, agriculture, the energy sector, business process outsourcing (“BPO”) and infrastructure development. Recent achievements in each of these sectors are listed below:

Consolidation of Jamaica as a Logistics Hub for Shipment

•	entry into an agreement related to the privatization of the Kingston Container Terminal;

•	commencement of the bidding process for the possible divestment of the Norman Manley International Airport;

•	undertaking of the development of a new legal and regulatory framework for special economic zones, which will be discussed in Parliament by November 2015; and

•	investment in Kingston Wharves Limited over the next five years, which will fund the construction of a 150,000 square foot logistics facility in the first phase of development.

Agriculture

•	development of 21 additional Agro Parks by the 2017/2018 fiscal year;

•	investment of U.S.$100 million to expand sugar cane planting and refurbish sugar factors at two locations; and

•	commencement of the development of a rigid regulatory framework for an industrial hemp and marijuana industry.

The Energy Sector

•	expansion of the Wigton Windfarm by an additional 24MW to complement the existing 38.7MW complex in South Manchester;

•	breaking ground on a 34MW wind farm project in St. Elizabeth by Blue Mountain Renewables; and

•	amendment of the Electricity Act, which will provide a modern codified system of regulating the generation, transmission, supply and dispatch of electricity.

Business Process Outsourcing

•	commencement of a five-year national strategy to support the BPO industry;

•	target of 32,000 total jobs in the business process outsourcing sector by March 2020;

•	issuance of loans by the Development Bank of Jamaica to benefit BPO infrastructure projects; and

•	other initiatives to promote the expansion of the BPO industry in Jamaica.

Infrastructure Development

•	ongoing construction of the North-South highway by China Harbour Engineering Company;

•	completion of the first leg of the highway, from Linstead to Moneague, in August 2014; and

•	construction of the second leg of the highway, from Spanish Town to Linstead, and the third leg of the highway, from Moneague to Ocho Rios, which are expected to be completed in 2016.

Among the institutions in Jamaica that support domestic investment, such as the investments described above, and promote foreign direct investment are JAMPRO Trade & Investment Jamaica (“JAMPRO”), the Development Bank of Jamaica Limited and the National Export-Import Bank of Jamaica (“EXIM Bank”). JAMPRO is Jamaica’s investment and export promotion agency, which scouts, packages and promotes opportunities for exportation into overseas markets, as well as opportunities for local and foreign direct investment. The Development Bank of Jamaica Limited, which is wholly owned by the Government of Jamaica, is mandated to foster economic growth and the development of strategic sectors by providing (i) medium and long-term financing solutions through alliances with approved financial institutions and other lenders and (ii) direct lending for large projects in strategic industries. EXIM Bank provides financial and logistical support to companies, with a focus on the export, manufacturing, small business, information technology and tourism and services sectors.

Remittance Inflows

Net remittance inflows to Jamaica were approximately $2.1 billion in 2014, an increase of approximately U.S.$110.0 million, or 5.6%, from 2013.

Interim Bauxite Ore Levy Agreement with Noranda Bauxite

On June 12, 2015, the Government of Jamaica entered into an agreement with Noranda Bauxite Limited (“Noranda”), a wholly owned subsidiary of Noranda Aluminum Holding Corporation, to provide an interim resolution to its dispute with Noranda over the rate of levy on bauxite ore exports pending the conclusion of an ongoing arbitration related to the levy. Pursuant to the agreement, Noranda agreed to pay the Government of Jamaica U.S.$5.00, in the form of cash and irrevocable letters of credit, for each metric tonne of bauxite ore it exports from Jamaica until the earlier of December 31, 2015 or the date on which a binding arbitration decision is made. The Government of Jamaica also agreed to stay or discontinue its application for an interim injunction to restrict Noranda from exporting bauxite ore.

The agreement will have no effect on the ongoing arbitration between the Government of Jamaica and Noranda, which is expected to be settled by the end of 2015. The Government of Jamaica argues that the levy on bauxite ore exports should be U.S.$7.56 per metric tonne because the government concession granted in 2010 has expired, while Noranda argues the levy on bauxite ore exports should continue at U.S.$2.50 per metric tonne. If Noranda is successful, the dispute could negatively impact the Government of Jamaica’s projected revenues by more than U.S.$10.0 million and could result in consequences for the treatment of other bauxite and alumina producers that are currently paying the full levy. As of July 22, 2015, Noranda has filed a Statement of Case, to which the Government of Jamaica is preparing a defense.

Oil Hedge Arrangement

The Government of Jamaica has implemented an oil hedge program to reduce Jamaica’s exposure to changes in crude oil prices. Consequently the Government of Jamaica executed hedging contracts with Citibank, N.A. on June 4 and 5, 2015 and July 13, 2015, which have provided coverage for approximately eight million barrels of crude oil imports to Jamaica over a period of 18 months, from June 2015 to December 2016. The contracts, which differ by period and price, have an aggregate weighted average premium cost of U.S.$3.48/bbl at a weighted average strike price of U.S.$66.53/bbl. The total cost of the oil hedge initiative to date is U.S.$27.87 million, which has been financed by the March 2015 implementation of a special consumption tax of J$7.00 per litre on petrol, of which J$5.00 per litre was allocated towards the hedge program.

Release of Security Interest on Jamalco Membership Interests

On June 20, 2013, the Government of Jamaica, the Accountant-General of Jamaica, Clarendon Aluminum Production Limited, an entity wholly owned by the Government of Jamaica (“CAP”), and Noble Resources Ltd. (the “Noble Group”) entered into a Share Pledge Agreement in connection with the Jamalco joint venture (“Jamalco”), which consists of an integrated alumina production and export network composed of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities. Pursuant to the Share Pledge Agreement, the Accountant-General granted the Noble Group a security interest over the shares of CAP, which would be released upon the grant of a security interest over CAP’s 45% membership interest in the assets of Jamalco to the Noble Group.

On June 27, 2014, the Noble Group confirmed to CAP that it was satisfied that it had been granted a security interest over CAP’s interests in the assets of Jamalco and, as a consequence, the Accountant-General’s pledge of CAP’s shares was no longer effective.

IMF Arrangements and Targets

On June 16, 2015, the IMF completed the eighth review of Jamaica’s economic performance under the EFF arrangement. The completion of the review enabled the disbursement of SDR 28.32 million (approximately U.S.$39.8 million) on June 18, 2015, which brought total disbursements under the EFF arrangement to SDR 417.1 million (approximately U.S.$625.4 million). For additional details on the EFF, see “Form 18-K—Exhibit (D)—The Jamaican Economy—IMF Arrangements.”

Jamaica’s receipt of future disbursements under the EFF arrangement is dependent upon Jamaica meeting economic targets for the ERP that are approved by the IMF. According to the Memorandum of Economic and Financial Policies that the Government of Jamaica submitted to the IMF on June 1, 2015, the current ERP targets are the following:

	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	Actual	Actual	Performance Criteria
	(in billions of J$, except where noted)
Fiscal Targets
Primary Balance (floor)(1)	66.8	117.2	17.0	40.0	65.0
Tax Revenue (floor)(1)(6)	258.6	370.9	88.0	185.0	280.0
Overall Public Sector Balance (floor)(1)	(17.0)	6.5	(21.0)	(34.0)	(36.0)
Direct Debt (ceiling)(1)(2)	67.9	76.8	4.5	40.0	41.0
Guaranteed Debt (ceiling)(1)	0.1	(1.8)	2.0	2.0	0.0
Accumulation of Domestic Arrears (ceiling)(3)(9)	(0.1)	0.0	0.0	0.0	0.0
Accumulation of Tax Refund Arrears (ceiling)(4)(9)	(2.9)	(1.4)	0.0	0.0	0.0
Accumulation of External Debt Payment Arrears (ceiling)(5)(9)	0.0	0.0	0.0	0.0	0.0
Social Security spending (floor)(6)(7)	18.2	23.2	4.5	9.2	15.6
Monetary Targets
Cumulative Change in Net International Reserves (floor)(5)(8)	1,997.7	1,289.9	(482.2)	(463.3)	(338.0)
Cumulative Change in Net Domestic Assets (ceiling)(8)	(120.2)	(139.9)	54.4	56.1	53.8

(1)	Cumulative flows from April 1 through March 31.
(2)	Excludes government guaranteed debt. The central government direct debt excludes IMF credits.
(3)	Includes debt payments, supplies and other committed spending as per contractual obligations.
(4)	Includes tax refund arrears as stipulated by law.
(5)	In millions of U.S. dollars.
(6)	Indicative target.
(7)	Defined as a minimum annual expenditure on specified social protection initiatives and programmes.
(8)	For March 2015, cumulative change from end-December 2013. Revised Performance Criteria show cumulative change from end-December 2014.
(9)	Continuous performance criterion.

Updated Economic Information

Certain information related to the economy of Jamaica was not available at the time the 2015 Form 18-K was filed with the SEC, but subsequently became available. Therefore, the following tables, which include such information, update and supersede the tables listed under the identical headings in Exhibit D to the 2015 Form 18-K.

Summary of Economic Information

	2010	2011	2012	2013	2014
	(in millions of U.S.$, except where noted)
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,153,981.2	1,241,072.1	1,315,754.1	1,430,423.4	1,529,438.1
Nominal GDP(2)	13,235.9	14,447.0	14,828.3	14,261.9	13,751.5
Real GDP (J$ millions) at basic price(3)	724,101.4	734,229.7	730,803.8	732,248.3	735,277
Real GDP at basic price(2)(3)	10,530.67	10,677.96	10,628.14	10,649.15	10,693.19
Percent Change in Real GDP(3)	(1.5)	1.4	(0.5)	0.2	0.4
Real GDP at basic price per capita (J$/person)(3)	269,100.3	271,953.2	269,887.9	269,731.1	270,267.4
Real GDP (J$ millions) at market price	827,575.2	841,649.7	836,877.1	841,576.9	n.a.
Real GDP at market price	12,035.49	12,240.18	12,170.77	12,239.12	n.a
Percent change in Real GDP at market price	(1.5)	1.7	(0.6)	0.6	n.a
Real GDP at market price per capita (J$/person)	307,554.6	311,740.8	309,061.1	310,003.5	n.a
Inflation Consumer Price Index (Percent Change)	11.7	6.0	8.0	9.5	6.4
Interest Rates (%)(4)
Weighted Average Loan Rate	20.4	19.4	18.4	17.5	17.2
Weighted Average Deposit Rate	3.0	2.4	2.1	2.0	2.0
Treasury Bill Yield(5)	7.5	6.5	7.2	8.3	7.1
Unemployment Rate (%)(6)	12.4	12.7	13.9	15.2	13.7
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/U.S.$)	87.4	86.1	89.0	100.8	111.22
Export of Goods	1,330.9	1,623.7	1,728.5	1,580.5	1,453.0
Alumina	402.8	580.7	508.3	523.7	529.4
Sugar	44.2	62.2	94.1	53.2	55.9
Imports of Goods (c.i.f)	4,600.4	5,735.3	5,632.4	5,462.0	5,183.6
Goods Balance	(3,269.5)	(4,111.7)	(3,903.9)	(3,881.5)	(3,730.5)
Current Account Balance	(934.9)	(1,913.8)	(1,378.6)	(1,319.6)	(1,150.8)
Gross Foreign Direct Investments	227.7	218.2	413.3	592.9	550.8
Net Foreign Direct Investments	169.5	143.6	410.5	679.8	552.9
Increase/(Decrease) in Reserves	442.0	(205.2)	(840.5)	(77.8)	953.3
Net International Reserves of the Bank of Jamaica	2,171.4	1,966.1	1,125.6	1,047.8	2,001.09
Weeks of Coverage of Goods Imports(7)	32.3	25.5	17.8	17.3	26.31
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	316,041.4	322,149.8	344,677.7	396,979.5	411,715.9
Expenditure	388,768.0	403,122.2	399,278.9	395,241.7	418,986.4
Fiscal Surplus (Deficit)	(72,726.6)	(80,972.4)	(54,601.1)	1,737.7	(7,270.8)
Fiscal Surplus (Deficit) as a % of Nominal GDP	(6.2)	(6.4)	(4.1)	0.1	(0.5)
Primary Surplus	55,628.1	39,662.6	72,336.5	111,657.2	117,241.8
Primary Surplus as a % of Nominal GDP	4.6	3.1	5.5	7.8	7.5
Loan Receipts	212,968.9	163,520.5	144,347.1	93,527.4	168,705.9
Amortization	102,157.5	128,373.2	88,329.8	106,640.2	87,635.5
Overall Surplus (Deficit)(9)	38,084.9	(45,825.0)	1,416.2	(11,375.0)	73,799.6
Overall Public Sector Surplus (Deficit)(10)	(78,551.4)	(80,640.9)	(55,661.0)	859.0	6,479.0
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	(6.7)	(6.4)	(4.2)	0.1	0.4
PUBLIC DEBT
Domestic Debt (J$ millions)(11)	799,964.2	883,388.6	995,230.87	1,054,174.0	1,046,850.33
Percent of Nominal GDP	69.3	71.3	75.8	74.2	68.5
Public Sector External Debt	8,389.5	8,626.1	8,255.5	8,310.0	8,658.6
Percent of Nominal GDP	62.5	58.9	56.0	59.0	64.9
Total Public Sector Debt (J$ millions)	1,520,301.0	1,630,414.9	1,762,811.0	1,938,176.2	2,039,650.3
Percent of Nominal GDP	131.8	131.5	134.3	136.4	133.4
External Debt Service Ratio	11.7	17.0	15.6	15.1	19.4
TOURISM
Total Visitor Arrivals	2,831,297	3,077,233	3,306,168	3,273,677	3,503,978
Occupancy Rate (% Hotel Rooms)	60.5	60.5	62.3	67.9	68.1
Visitor Expenditures(12)	2,001.2	2,008.3	2,069.6	2,111.5	2,235.7

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2003.
(2)	Calculated using the average annual nominal exchange rate.
(3)	At constant 2007 prices.
(4)	Loans are in domestic currency.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)	Includes all persons without jobs, whether actively seeking employment or not.
(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2014 refers to the period April 1, 2014 to March 31, 2015.
(9)	Overall surplus (deficit) is equal to the fiscal surplus (deficit) of the Central Administration plus its loan receipts minus its Amortizations.
(10)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.
(11)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(12)	Estimate. 2014 Revised. Updated data is as at March 2015.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board